December 11, 2012

VIA EDGAR AND FEDERAL EXPRESS

Max A. Webb

Assistant Director

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trig Acquisition 1, Inc.

Form 8-K

Filed October 24, 2012

File No. 000-54070

Dear Mr. Webb:

We hereby submit the responses of Trig Acquisition 1, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated November 19, 2012, to Mr. Alfonso J. Cervantes of the Company in regard to the above-referenced Current Report on Form 8-K (the “Original Form 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 1 to the Original Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on December 11, 2012 (the “Amendment”). Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amendment.

General

1.	In the next amendment, please revise throughout so that events which have occurred are referenced in the past tense, not the future tense. See, for instance, the last sentence of the second paragraph under Trilogy IR Agreement under Item 1.

Company Response: We have revised the Amendment throughout so that all events which have occurred are referenced in the past tense, not the future tense.

2.	In the next agreement, please sequentially number the pages.

Company Response: We have sequentially numbered the pages in the Amendment.

Item 1.01 Entry into a Material Definitive Agreement

Share Exchange Agreement

3.	We note that in connection with the share exchange transaction, the minority shareholder transferred all of the shares of Grilled Cheese that it held in exchange for $500,000 and 845,000 shares of the company's common stock. Please tell us and explain in the notes to your financial statements how the $500,000 payment made to this shareholder will be accounted for in your financial statements.

Company Response: We have added the following language to Note 1- ORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES of the September 30, 2012 Form 10-Q:

The issuance of the Company’s common stock to the GCT shareholders as well as the payment of $500,000 to the Minority Shareholder will be accounted for as a recapitalization rather than a business combination. Therefore, the $500,000 cash payment will be recorded as a reduction of additional paid-in-capital during the 4th quarter of 2012.

Item 1. Description of Business

Business Overview

4.	Please provide us with support and revise to explain how your business model is “effective in the use of social media and location booking to secure high sales per stop.” In this regard, please revise the second paragraph of this section to explain what makes your social media strategy “unique.”

Company Response: We have revised the Amendment to remove the reference to our business model being “effective in the use of social media and location booking to secure high sales per stop,” and explained why we believe our social media strategy is unique in our industry and how we execute it in practice.

5.	Please balance your statements in the second paragraph of this section by disclosing your net loss for the six months ended June 30, 2012 and that your food and beverage sales declined compare to the prior year period because of your shift in focus to greater customer service. We note in this regard your disclosure in Results of Operations.

Company Response: We have revised the Amendment to disclose that our food and beverage sales declined compare to the prior year period because of our shift in focus to greater customer service. We note that we have updated the Amendment with financial numbers for the period ended September 30, 2012, which indicates a decline of revenue of 12% from September 30, 2012 as compared to the prior year period.

6.	We note the losses for the most recent six month stub period. If it appears that you will have losses for this fiscal year, please revise to remove the present tense statement that you “operate profitably.”

Company Response: We have revised the Amendment to remove the statement that we “operate profitably.”

7.	Please provide us with objective support for your statement that David Danhi is a “successful chef and food industry entrepreneur” or revise to characterize this as your belief.

Company Response: We have revised the Amendment to remove the word “successful” from our description of David Danhi.

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Our Corporate History and Background

8.	We refer to the conversion of $512,500 principal amount of Bridge Notes into shares of common stock on the day the Share Exchange closes. Please tell us and explain in the notes to your financial statements how you will account for the conversion of these notes into common shares on the date of the share exchange, including the number of shares issued, how the number of shares to be issued was calculated or determined and whether any accrued interest was paid on the date of conversion or was also accrued and converted into common stock.

Company Response: We note that the conversion of the Bridge Notes will take place upon the Final Closing of the Offering, not upon the close of the Share Exchange. We have added the following language to the Note 2 - Convertible Notes Payable of the September 30, 2012 Form 10-Q:

Upon the conversion of convertible notes, the Company will issue common stock of the Company and reduce the note payable balance, accrued interest through the date of the conversion and accelerate the remaining debt discount. The conversion price will be $0.33 per share or 33 1/3% of the closing price of the private placement.

Material Agreements

9.	We note agreements with multiple parties entered into by TRIG Acquisition related to finding a suitable business combination as well as general consulting services. Please tell us, and revise to disclose whether such agreements will continue after the Share Exchange with Grilled Cheese. To the extent these agreements will continue, please tell us how you have accounted for the cost of such agreements in your financial statements. Where common stock was issued as payment to such consultants, please tell us how the fair value of common stock was determined on the date of issuance. We may have further comment upon receipt of your response.

Company Response: The following agreements were in place as of September 30, 2012 and will continue after the date of the Share Exchange with Grilled Cheese:

•	TRIG Capital Advisory Agreement
•	Trilogy IR Agreement
•	Cohen Advisory Agreement
•	Villard Advisory Agreement
•	Grandview Capital Advisory Agreement
•	Clark Group Agreement
•	PBNJ Advisory Agreement
•	Lee Employment Agreement

We have added the following language to the Note 5 – Shareholders Equity of the September 30, 2012 Form 10-Q:

On July 16, 2012, the Company issued warrants to purchase 1,800,000 shares of common stock at an exercise price of $2.00 per share. The warrants expire five years from the date of grant. The Company valued the warrants at $327,041 using the Black-Scholes option pricing model.

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On September 1, 2012, the Company issued warrants to purchase 100,000 shares of common stock at an exercise price of $2.00 per share. The warrants expire three years from the date of grant. The Company valued the warrants at $10,070 using the Black-Scholes option pricing model.

The expense for such warrants and the offsetting increase to additional paid in capital were recorded during the 3rd quarter of 2012.

The Black Scholes option pricing model requires management to use five inputs: price, risk-free interest rate, exercise price, time remaining on the warrant and expected price volatility. When the Company initially issued these warrant in exchange for services, it applies a portfolio wide volatility assumption based on the volatility of an index of comparable companies, since there is no price history for the Company.

The fair value of the warrants granted is based on the Black Scholes Model using the following assumptions:

	September 30, 2012	September 30, 2011
Exercise price:	$2.00	-
Market price at date of grant:	$0.50	-
Expected volatility:	80%	-
Term:	3 – 5 years	-
Risk-free interest rate:	0.60%	-

The Company has evaluated the terms of the warrants with reference to the guidance provided in ASC 815-40-15. The Company has concluded that these warrants are indexed to the Company’s own stock, because the warrants have no contingent exercise provision and fixed strike prices which are only subject to adjustments in the event of stock splits, combinations, dividends, mergers or other customary corporate events. Therefore, these warrants have been classified as equity. Such warrants will remain outstanding subsequent to the Share Exchange.

10.	To the extent any of the material agreements entered into under this section are with related parties, please revise the notes to your financial statements to describe the details of each arrangement in accordance with ASC 850-10-50.

Company Response: We have added the following language to the Note 4 – Related Party Transactions of the September 30, 2012 Form 10-Q:

Promissory notes payable – related party

On September 12, 2012, the Company entered into a secured promissory note (the “Chord Note”) with Chord Advisors, LLC. The Chord Note totaling $12,500 is due on December 6, 2012 and bears interest at 12% per annum. The Company’s Chief Financial Officer, David Horin is the President of Chord Advisors, LLC.

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Consulting fees – related parties

TRIG Capital Advisory Agreement

The Company’s former Chief Executive Officer and current Director, A.J. Cervantes and Peter Goldstein, a shareholder of Trig Acquisition 1, Inc. are Principals and co-founders of Trig Capital Group, LLC.

On July 16, 2012, the Company entered into an advisory agreement (the “TRIG Capital Advisory Agreement”) with TRIG Capital Group, LLC (“TRIG Capital”). Pursuant to the TRIG Capital Advisory Agreement, TRIG Capital will provide the Company with foreign and domestic marketing services, management advice and support regarding operations, administrative services, and assist with business development as required by the Company. In addition, TRIG Capital will assist management in establishing its franchising operations and assisting in the sale of these franchises. Under the TRIG Capital Advisory Agreement, TRIG Capital may engage third parties reasonably acceptable to the Company to assist in its efforts to satisfy the terms of the Agreement, but TRIG Capital shall be liable for any such payments made to third parties engaged by TRIG Capital.

As compensation for such services, the Company granted TRIG Capital a warrant to purchase 1,800,000 shares of Common Stock of the Company (the “TRIG Warrant”). The TRIG Warrant is exercisable until July 16, 2017, with an exercise price of $2.00 per share, or may be exercised on a cashless basis. In addition to the warrant, the Company will pay TRIG Capital a cash bonus of ten (10%) percent of the purchase price of any franchises that TRIG Capital may sell on behalf of the Company after completion of the Share Exchange for a period of five (5) years. Additionally, TRIG Capital will receive a monthly fee of $7,000 on the last day of each month for a period of no less than 18 months.

For the nine months ended September 30, 2012 the Company recognized a total of $348,041 in consulting fees relating to Trig Capital Group LLC. These fees have been included in consulting fees – related parties on the accompanying consolidated statements of operations.

As of September 30, 2012 and December 31, 2011, the Company owed TRIG Capital Group, LLC, $21,000 which has been included in accounts payable – related parties on the accompanying consolidated balance sheets.

Trilogy IR Agreement

The Company’s former Chief Executive Officer and current Director, A.J. Cervantes, owns a 100% equity interest in Trilogy Capital.

On July 16, 2012 the Company entered into an investor relations agreement (the “Investor Relations Agreement”) with Trilogy Capital Partners, Inc. (“Trilogy”). The parties agreed to an eighteen (18) month contract, whereby Trilogy will provide the Company with the services to develop and implement a proactive financial communications program designed to increase the investor awareness of the Company in the investment community. In addition, Trilogy will assist the Company in preparing and disseminating investor relations documents, materials, and Company presentations, including press releases, online communications, and the Company’s website. Prior to July 16, 2012, Trilogy invoiced the Company for services on a monthly basis.

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The Company will pay Trilogy $10,000 per month for these services. In addition, the Company paid Trilogy $80,000 as an engagement fee. Additionally, the Company paid Trilogy $40,000 upon the consummation of the Initial Closing of the Offering and will pay an additional $40,000 at or before the final closing of the Offering.

For the nine months ended September 30, 2012 the Company recognized a total of $155,000 in consulting fees relating to Trilogy. These fees have been included in consulting fees – related parties on the accompanying consolidated statements of operations.

As of September 30, 2012 and December 31, 2011, the Company owed Trilogy, $77,500 and $0, respectively, which has been included in accounts payable – related parties on the accompanying consolidated balance sheets.

In addition the Company owes Trilogy $2,737 which has been included in the Due to Related Party account for various expenses paid during the nine months ended September 30, 2012.

Grandview Capital Advisory Agreement

Peter Goldstein, a shareholder of Trig Acquisition 1, Inc. is the Chairman and President of Grandview Capital Partners, Inc.

On July 16, 2012, the Company entered into an advisory agreement (the “Grandview Advisory Agreement”) with Grandview Capital Partners, Inc. (“Grandview”). Pursuant to the Grandview Advisory Agreement, Grandview will provide the Company primarily with assistance and advice in seeking out a potential merger or acquisition partner or target. Prior to July 16, 2012, Grandview invoiced the Company for services on a monthly basis.

The Company will pay Grandview $10,000 per month for a period of 18 months. In the event that the Company enters into any transaction involving a sale of the Company or the sale of any substantial or material assets within 36 months of the date of the Grandview Advisory Agreement, Grandview will receive a fee between two (2%) and ten (10%) percent of the total transaction, depending on the transaction value, as defined in the Grandview Advisory Agreement. Additionally, the Company will pay Grandview a cash success fee of $40,000 upon the consummation of the Initial Closing of the Offering and will pay an additional cash success fee of $40,000 at or before the final closing of the Offering.

For the nine months ended September 30, 2012 the Company recognized a total of $111,088 in consulting fees relating to Grandview. These fees have been included in consulting fees – related parties on the accompanying consolidated statements of operations.

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As of September 30, 2012 and December 31, 2011, the Company owed Grandview Capital Partners, Inc. $53,977 and $0, respectively, which has been included in accounts payable – related parties on the accompanying consolidated balance sheets.

Villard Advisory Agreement

Dimitri Villard is a Director of Trig Acquisition 1, Inc.

On July 16, 2012, the Company entered into an advisory agreement (the “Villard Advisory Agreement”) with Dmitri Villard (the “Advisor”). The parties agreed that from July 1, 2012 until June 30, 2013, the Advisor would perform advisory services for the Company, as well as serving as member of the Company’s board of directors (the “Board”). The Advisor will devote, on a non-exclusive basis, the necessary time, energy and efforts to the business of the Company and to use his best efforts and abilities to faithfully and diligently promote the Company’s business interests. The Company will pay the Advisor $45,000, consisting of: (i) $22,500 of shares of the Company’s Common Stock to be issued equally on a monthly basis pursuant to the terms of the Villard Advisory Agreement, and (ii) $22,500 of cash to be paid in monthly payments of $1,875 pursuant to the terms of the Villard Advisory Agreement.

For the nine months ended September 30, 2012 the Company recognized a total of $7,500 in consulting fees relating to Dimitri Villard. These fees have been included in consulting fees – related parties on the accompanying consolidated statements of operations.

As of September 30, 2012 and December 31, 2011, the Company owed Mr. Villard, $7,500 and $0, respectively, which has been included in accounts payable – related parties on the accompanying consolidated balance sheets.

Pallas Agreement

Mr. Pallas is the President of Franchise operation for Trig Acquisition 1, Inc.

On March 19, 2012, the Company entered into a consulting agreement with Brian L. Pallas. The parties agreed that from March 19, 2012 until September 19, 2012, Mr. Pallas would perform consulting services for the Company. The Company will pay Mr. Pallas $60,000 of cash to be paid in monthly payments of $10,000 pursuant to the terms of the Agreement.

For the nine months ended September 30, 2012 the Company recognized a total of $60,000 in consulting fees relating to Brian Pallas. These fees have been included in consulting fees – related parties on the accompanying consolidated statements of operations.

As of September 30, 2012 and December 31, 2011, the Company owed Mr. Pallas, $40,000 and $0, respectively, which has been included in accounts payable – related parties on the accompanying consolidated balance sheets.

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Lee Employment Agreement

On July 16, 2012, the Company entered into an employment agreement (the “Employment Agreement”) with Robert Y. Lee, the Executive Chairman of the Company. The agreement stipulates that Mr. Lee will work no fewer than twenty (20) hours per week. In addition, the parties agreed that Mr. Lee shall not engage or participate in any business that is in competition in any manner whatsoever with the business of the Company, or any business which the Company contemplates conducting or intends to conducts. Prior to July 16, 2012, Mr. Lee invoiced the Company for consulting services on a monthly basis.

For the nine months ended September 30, 2012 the Company recognized a total of $35,000 in consulting fees relating to consulting services provided by Mr. Lee prior to the commencement of his employment. These fees have been included in consulting fees – related parties on the accompanying consolidated statements of operations.

As of September 30, 2012 and December 31, 2011, the Company owed Mr. Lee, $10,294 and $0, respectively, which has been included in accounts payable – related parties on the accompanying consolidated balance sheets.

Chord Advisors Agreement

David Horin, the Chief Financial Officer of Trig Acquisition 1, Inc., is the President of Chord Advisors, LLC.

On August 1, 2012, the Company entered into an agreement (the “Chord Agreement”) with Chord Advisors, LLC (“Chord”). Pursuant to the Chord Agreement, Chord will provide the Company with comprehensive outsourced accounting solutions. The Company will pay Chord $6,250 per month for a period of 12 months. In addition, on September 1, 2012, the Company granted Chord 100,000 warrants with a term of three (3) years and an exercise price of $2.00. As of September 30, 2012 and December 31, 2011, the Company owed Chord, $12,500 and $0, respectively, which has been included in accounts payable – related parties on the accompanying consolidated balance sheets.

For the nine months ended September 30, 2012 the Company recognized a total of $12,500 in consulting fees relating to Chord. These fees have been included in consulting fees – related parties on the accompanying consolidated statements of operations.

Cohen Advisory Agreement

On June 15, 2012, the Company entered into an advisory agreement with Richard M. Cohen Consultants, Inc. (the “Advisor”). The parties agreed that from June 15, 2012 until June 14, 2013, the Advisor would perform advisory and consulting services for the Company. The Company will pay the Advisor $120,000, consisting of: (i) $60,000 of shares of the Company’s Common Stock to be based on the per share price of the Common Stock sold in the Offering, and (ii) $60,000 of cash to be paid in monthly payments of $5,000 pursuant to the terms of the agreement. The agreement may be terminated by the Company for cause, as defined in the agreement. Richard M. Cohen is also the Chairman of Chord. The Company has an accrued liability to Richard M. Cohen Consultants, Inc. of approximately $40,000 as of September 30, 2012.

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11.	Please provide your analysis of why the price of your common stock was valued at $0.001 per share when you issued it on April 12, 2012 and two dollars a share when you issued warrants on July 16, 2012.

Company Response: On April 12, 2012, there were no planned operations. A Memorandum of Understanding (“MOU”) was signed on April 3, 2012 and a definitive agreement was signed on July 20, 2012. Therefore, the price of the common stock on April 12, 2012 reflects the limited operations of Trig Acquisition. We entered into a private placement for common stock (no warrants) on July 9, 2012 at a price of $0.50 per share raising $322,500. We used this price to value our common stock for warrants issued subsequent to the signing of the MOU through the Share Exchange. The $2.00 per share price for the warrants is based on a premium to the stock offered because there are certain contingent factors embedded in the warrant price such as the execution of the GCT strategy as well as the successful raise and the filing of registration statement.

Our Business Strategy

12.	Please provide us with support for your statement that your franchise opportunity is "one of the least expensive entry points" into the quick service restaurant industry.

Company Response: We have the revised the Amendment to remove the language “one of the least expensive” and clarify that our franchise opportunities are a generally low cost entry point.

13.	Please revise to remove references to the potential return on investment in the first year of franchise operations or explain to us why this information is relevant to investors in your common stock. Please similarly revise the fourth paragraph under “Franchise costs.”

Company Response: We have removed all references to the potential return on investment for franchise operations.

14.	Please revise each of the bullet points under the caption “Enhancing sales margins and profitability” to clarify whether you have completed these steps or whether these are aspirational goals. Specifically address whether you have entered into purchasing contracts or have acquired new food trucks that satisfy the requirements you describe or whether it is your aspiration to do so.

Company Response: We have revised this section to clarify that these steps are aspirational goals and while we are in preliminary discussions with many parties, we have not yet finalized any agreements. We have also added that we intend to test market our franchises in Phoenix, Arizona beginning in the first quarter of 2013.

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The franchise business model

15.	Please discuss in detail the method(s) you anticipate utilizing to assist prospective franchisees to secure financing to acquire a franchise. Disclose the estimated expenditures of this assistance to the extent material.

Company Response: We have revised the Amendment to state that we are still in the process of developing our financing program and hope to be able to start providing such financing assistance in the first quarter of 2013. We do not expect the expenditure for the program to be material.

16.	Please describe what control, if at all, you will exercise over what locations franchisees will select for food trucks and discuss whether franchisees will be subject to some form of customer service standards. We note in this regard your disclosure in Results of Operations regarding customer service.

Company Response: We have revised the Amendment to indicate that we will have guidelines in place that will dictate the geographic locations each truck will be permitted to operate in and that the franchisees will be required to comply with customer service standards consistent with franchise QSR operating practices. Additionally, our initial franchise markets should include Arizona, Illinois and Michigan.

17.	Please revise to disclose the royalty payment percentage and the percentage markup on sales of food and supplies. Since these are costs that competitor food trucks will not have to pay if they offer identical products, please add a risk factor about the risk that your food trucks will be overpriced as a result.

Company Response: We have revised the Amendment to disclose that we are still in the process of formulating the royalty payment percentage and the percentage markup on sales of food supplies that franchisees will have to pay. Additionally, we have added a risk factor discussing costs our franchisees will have to pay that competitor food trucks will not have to pay.

18.	Tell us how you will avoid having to pass along significant additional transportation costs to your outlets and franchisees by requiring them to purchase supplies from you. If appropriate, add a risk factor.

Company Response: Our commissaries will be designed to be within strategic locations near the trucks geographic locations and therefore there should not be additional significant transportation costs.

Franchise costs

Brick and Mortar – Fixed location Grilled Cheese Truck Restaurants

19.	Please disclose the anticipated timeframe for opening fixed locations. Describe the development of the fixed location model, whether you will develop company-owned restaurants, and discuss how operating and franchising fixed locations differs from operating and franchising mobile food trucks. Please add risk factor disclosure describing the attendant risks of operating and franchising fixed locations.

Company Response: We have revised the Amendment to disclose our anticipated timeframe for opening fixed locations and the development of our fixed location model. We have also revised the Amendment to discuss whether we will develop Company owned restaurants. We have also added a risk factor describing the attendant risks of operating and franchising fixed locations. We note that at this time we do not know all the possible differences between operating and franchising fixed locations as opposed to mobile food trucks, and will not know them until we are closer to finalizing our plans for our fixed locations.

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The veteran franchise business strategy

20.	Please briefly explain how the VetFran program works and clarify whether you are or intend to be listed in the VetFran directory. If there are minimum requirements that a franchisor must satisfy to be listed in the directory, please describe. Additionally, please discuss in detail the role the Clark Group Agreement will have in the veteran franchise business strategy.

Company Response: We have revised the Amendment to remove reference to the VetFran program. Additionally, we have discussed in greater detail the role the Clark Group will have in the veteran franchise business strategy.

21.	In this regard, please file the Clark Group Agreement as an exhibit to your amended Form 8-K or advise.

Company Response: The Clark Group Agreement has been filed as an exhibit to the Amendment.

Item 1A. Risk Factors

22.	Please add risk factors describing the risks because you do not appear to have experience managing significant franchise operations and because your business plan relies upon substantial, rapid expansion. Also, either add risks about the possibility that the food truck phenomenon may turn out to be a fad, that other cities might prove less accepting of food trucks for a variety of reasons, e.g., too hot in Houston, significantly cheaper rent for restaurants in other places, and that the publicity provided to a local chefs entering the business is unlikely to be repeated in other cities.

Company Response: We have added risk factors describing the risks that we do not have experience managing significant franchise operations and that our business plan relies upon substantial expansion through our franchising of food trucks. We have also added risk factors describing the risks that the food truck phenomenon may turn out to be a fad and that other cities might prove less accepting of food trucks for a variety of reasons.

Our ability to grow and compete in the future

23.	Please revise to quantify the estimated amount of capital you anticipate will be required to implement your short-term business plan.

Company Response: We have revised the Amendment to quantify the estimated amount of capital that we anticipate will be required to implement our short-term business plans.

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The Notes have a mandatory conversion date

24.	Please revise this risk factor by disclosing the maximum number of shares of common stock that may be issued upon conversion of the Notes.

Company Response: We have revised this risk factor and disclosed the maximum number of shares of common stock that may be issued upon conversion of the Notes.

If the SEC does not declare a registration statement effective

25.	Please remove this risk factor as it is not applicable in a document other than in conjunction with a registered offering of securities.

Company Response: We have removed this risk factor.

Because our directors and executive officers are among our largest shareholders

26.	Please quantify the percentage of common stock controlled by each of your named executive officers.

Company Response: We have revised this risk factor to quantify the percentage of common stock controlled by each of our named executive officers.

Management's Discussion and Analysis of Operations

Overview

27.	Please disclose the anticipating timeframe for implementation of the new POS system and, if material, the estimated expenditures to acquire and implement the POS system. If you have not identified a specific system that you intend to acquire, please revise to clarify this.

Company Response: We have revised the Amendment to disclose that we intend to implement the new POS system during the second quarter of 2013, but are currently researching different POS systems and have not yet identified a specific system that we intend to acquire. We do not consider the cost of a POS system to be a material expenditure.

28.	We note the presentation of the non-GAAP measures non-GAAP cost of sales, non-GAAP expenses, as well as non-GAAP operating margin in your MD&A. Given your disclosure that food preparation occurs in the commissary and that these expenses are recurring in nature, it is unclear why management believes reclassifying such a large portion of expenses from cost of sales to other expense is useful for assessing the company's ongoing operations. Please tell us, and revise to disclose, why you believe that presentation of non-GAAP cost of sales, non-GAAP expenses and non-GAAP operating margin are useful to investors and explain how management uses each of these measures. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

Company Response: We have revised the Amendment to disclose that the majority of the commissary expenses represents facility expenses, such as utilities and rent, and as such does not reflect the cost to operate an individual food truck that the franchisees will operate on an ongoing basis.

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29.	Also, your discussion of results of operations for all periods presented focuses on your non-GAAP results of operations as presented in the tables of non-GAAP information included in MD&A rather than on your historical results of operations as presented in its financial statements prepared in accordance with GAAP. Please revise your discussion of your results of operations for all periods presented to discuss your results of operations as determined in accordance with GAAP more prominently than any related discussion of any non-GAAP measures. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

Company Response: We have revised the Amendment to discuss our results of operations as determined in accordance with GAAP more prominently than any related discussion of any non-GAAP measures.

Results of Operations

Six Months Ended June 30, 2012 Compared with Six Months Ended June 30, 2011

30.	Please discuss in greater detail how you determine “strategically located venues” and discuss how you measure customer satisfaction and contentment. Additionally, please reconcile the discussion here with the location booking process you reference in Business Overview, which appears to focus on “high sales per stop.” Explain more clearly how a 12% decrease in revenue resulted from the increased popularity of your food trucks.

Company Response: We have revised the Business Overview to remove the phrase “high sales per stop,” as further described in our response to comment #4 above. Additionally we have revised the disclosure to describe more clearly how a 12% decrease in revenue resulted from the increased popularity of our food trucks from our shift in focus on customer service and our placing of our food trucks in private self-contained venues such as catering events, private parties and office parks rather than densely populated business locations.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

General and administrative expenses

31.	Please discuss in greater detail how you “leverage your fixed cost base” and “achieve economies of scale.” In your revised disclosure, please identify and quantify your significant fixed costs and discuss how your franchise-based growth model will improve, reduce, or will not affect economies of scale.”

Company Response: We have revised the Amendment to explain that the slight decrease in commissary kitchen expenses as a percentage of food sales was primarily due to our ability to leverage our fixed cost base, as we achieve a certain level of economies of scale, as we expanded from one food truck to two food trucks during the 2nd quarter of 2010.

Item 4. Security Ownership of Certain Beneficial Owners and Management

32.	Please identify in a footnote the natural person(s) who exercise voting power and investment power over the securities held by TRIG Capital Group, LLC.

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Company Response: We have revised a mistake in the footnotes, which erroneously referred to TRIG Capital Group, LLC as Trilogy Capital Group, LLC. The revised disclosure now makes clear who controls the exercise voting power and investment power of TRIG Capital Group, LLC.

Item 5. Directors and Executive Officers

33.	Please remove the ticker symbol from the biography of David Horin.

Company Response: We have removed the ticker symbols from David Horin’s biography.

34.	Please briefly explain what a “noted platform rollup specialist” is in the biography of Robert Lee or delete.

Company Response: We have removed the language of “noted platform rollup specialist” from Robert Lee’s biography.

Item 11. Description of Securities

Warrants

35.	Please tell us and explain in the notes to your financial statements how you have valued and accounted for the various issuances of warrants in your financial statements. Your response and revised disclosure should also clarify whether the warrants were determined to be equity or liabilities and should explain your basis or rational for the accounting treatment used for the warrants. You should also explain whether such warrants will remain outstanding following the share exchange transaction. As part of your revised disclosure, please also explain how the proceeds of the private placement on October 18, 2012 were allocated between the notes and warrants issued and indicate how any related debt discount is being accreted to expense in your financial statements.

Company Response: We have added the following language to the September 30, 2012 Form 10-Q:

Warrants for Services

On July 16, 2012, the Company issued warrants to purchase 1,800,000 shares of common stock at an exercise price of $2.00 per share. The warrants expire five years from the date of grant. The Company valued the warrants at $327,041 using the Black-Scholes option pricing model.

On September 1, 2012, the Company issued warrants to purchase 100,000 shares of common stock at an exercise price of $2.00 per share. The warrants expire three years from the date of grant. The Company valued the warrants at $10,070 using the Black-Scholes option pricing model.

The expense for such warrants and the offsetting increase to additional paid in capital were recorded during the 3rd quarter of 2012.

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The Black Scholes option pricing model requires management to use five inputs: price, risk-free interest rate, exercise price, time remaining on the warrant and expected price volatility. When the Company initially issued these warrant in exchange for services, it applies a portfolio wide volatility assumption based on the volatility of an index of comparable companies, since there is no price history for the Company.

The fair value of the warrants granted is based on the Black Scholes Model using the following assumptions:

	September 30, 2012	September 30, 2011
Exercise price:	$2.00	-
Market price at date of grant:	$0.50	-
Expected volatility:	80%	-
Term:	3 – 5 years	-
Risk-free interest rate:	0.60%	-

The Company has evaluated the terms of the warrants with reference to the guidance provided in ASC 815-40-15. The Company has concluded that these warrants are indexed to the Company’s own stock, because the warrants have no contingent exercise provision and fixed strike prices which are only subject to adjustments in the event of stock splits, combinations, dividends, mergers or other customary corporate events. Therefore, these warrants have been classified as equity. Such warrants will remain outstanding subsequent to the Share Exchange.

We have revised the pro forma financials to explain how the proceeds of the private placement on October 18, 2012 were allocated between the notes and warrants issued and indicate how any related debt discount is being accreted to expense in our financial statements.

Exhibit 99.1 Financial Statements

General

36.	Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

Company Response: We have updated our financial statements to include the period ended September 30, 2012. We have also filed pro forma financial information.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Trig Acquisition 1, Inc.

By:	/s/ Alfonso J. Cervantes
Alfonso J. Cervantes President

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